

November 9, 2010

Deborah Meinert
Escalade, Incorporated
817 Maxwell Ave
Evansville, Indiana, 47711

>   **Re: Escalade Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Filed March 5, 2010**
>   **File No. 000-06966**

Dear Ms. Meinert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Reports of Independent Registered Public Accounting Firms, page 33

1. Reference is made to Rules 3-01(a) and 3-02(a) of Regulation S-X, which require the filing of consolidated audited balance sheets and audited statements of income and cash flows, respectively. We note that your principal accountant has elected to place reliance on the work of other auditors and to make reference to that effect in his report. We also note that you have appropriately filed the separate report of the other accountant. However, the opening (introductory) and opinion paragraphs in the report of the other accountant make reference only to the balance sheets and related statements of income of Martin Yale International GmbH, the wholly owned subsidiary. If the principal accountant did not fully audit the required financial statements of that subsidiary, and if the opinion of the principal accountant "is based solely on the reports of the other accountants," it appears that you have not fully complied with the above referenced rules.

2. We would generally expect the auditor's report to identify the financial statements audited in the introductory paragraph and to specifically express the auditor's opinion on those statements in the opinion paragraph. If the statements of cash flows and/or the statements of retained earnings for Martin Yale International GmbH were audited by the other accountant, please amend your Form 10-K to provide a report that clearly states this fact. If these financial statements were not audited by the other accountants, explain supplementally and in detail why you believe that you have complied with Rules 3-01 and 3-02 of Regulation S-X. In this regard, we note that audit reports of the other accountants filed for fiscal 2005 and earlier years did make reference to the statements of cash flows. Please explain why the reference has been removed.

Notes to Consolidated Financial Statements

Note 1- Nature of Operations and Summary of Significant Accounting Policies

Property, Plant and Equipment, page 40

3. Reference is made to your discussion of properties on page 14. It appears that you have classified and accounted for an idle facility as "held for use" as of December 31, 2009 although it is on the market to be sold. A long lived asset that qualifies as "held for sale" should generally be presented separately in the statement of financial position pursuant to ASC 360-10-45-14. Further, such assets should be carried at the lower of carrying value or fair value less cost to sell. Your attention is invited to ASC 360-10-35-43. We note that you recognized an impairment charge in fiscal 2008 when you considered these assets to be "held for use." Our concern is that an additional impairment charge may be required if they now qualify for reclassification to "held for sale." Please address our concerns supplementally and in detail. Your response should identify and quantify the assets in question. We may have further comments upon review of your response.

Note 14- Operating Segment and Geographic Information, page 55

4. Please expand your disclosures to fully comply with the requirements of ASC 350-20-50-1 or supplementally indicate where these disclosures have been provided in the financial statements. Clarify in the footnotes that your reporting units differ from your operating segments. The disclosures under Critical Accounting Policies are noted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief